UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ………………to …………………

Commission File Number 1-3473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Andeavor 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Andeavor

19100 Ridgewood Pkwy
San Antonio, Texas 78259

Table of Contents

Andeavor 401(k) Plan
Annual Report on Form 11-K

Andeavor 401(k) Plan 2017 | 2

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Employee Benefits Committee of
Andeavor 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Andeavor 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Andeavor 401(k) Plan 2017 | 3

Report of Independent Registered Public Accounting Firm

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2015.

San Antonio, Texas
June 18, 2018

Andeavor 401(k) Plan 2017 | 4

Financial Statements

Andeavor 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Assets
Investments	$1,407,674,154	$1,149,979,852
Total Investments	1,407,674,154	1,149,979,852
Receivables:
Employer contributions	6,890,804	—
Notes receivable from participants	33,785,403	30,710,361
Total Receivables	40,676,207	30,710,361

Total Assets	1,448,350,361	1,180,690,213

Liabilities
Excess contributions payable	(13,967)	(31,940)

Net Assets Available for Benefits	$1,448,336,394	$1,180,658,273

See the accompanying notes, which are an integral part of these financial statements.

Andeavor 401(k) Plan 2017 | 5

Financial Statements

Andeavor 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Additions
Contributions:
Employer	$45,941,505
Participants	78,701,181
Participant rollover	9,907,972
Total Contributions	134,550,658

Interest and dividends	33,645,673
Net appreciation in investment value	209,444,159
Interest income on notes receivable from participants	1,447,972
Transfer from Andeavor acquisitions	3,876,608
Total Additions	382,965,070

Deductions
Benefit payments	113,856,469
Administrative expenses	1,430,480
Total Deductions	115,286,949

Net increase in net assets available for benefits	267,678,121

Net assets available for benefits:
Beginning of year	1,180,658,273

End of year	$1,448,336,394

See the accompanying notes, which are an integral part of these financial statements.

Andeavor 401(k) Plan 2017 | 6

Notes to Financial Statements

Note 1 - Description of the Plan

The accompanying financial statements are for the Andeavor 401(k) Plan (the “Plan”), a defined contribution plan of Andeavor (the “Company”) and the following description provides only general information of the Plan. Effective August 1, 2017, Tesoro Corporation changed its name to Andeavor and the Plan was renamed from the Tesoro Corporation Thrift Plan to the Andeavor 401(k) Plan. Participants should refer to the applicable formal plan documents for more complete information. The Plan is subject to, and complies with, the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan, originally adopted as of April 1, 1979, is a voluntary defined contribution plan open to certain non-union employees of Andeavor. Employees whose positions are covered by a collective bargaining agreement may participate if the Plan is included in the agreement.

The purpose of the Plan is to encourage employees to save and invest a portion of their eligible compensation, as defined, to have an additional source of income upon their retirement or disability, or for their family in the event of death. Benefits provided by the Plan are in addition to benefits that participants are entitled to receive under any other programs of the Company and under the Federal Social Security Act. The investments in the Plan are held by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Fidelity is responsible for holding, investing and accounting for the assets of the Plan and maintaining separate accounts for all participants of the Plan. The Plan is administered by the Employee Benefits Committee, consisting of individuals appointed by the Board of Directors of the Company.

Participant Contributions
Participants can contribute up to 50% of eligible pay on a pre-tax, Roth 401(k) contribution option ("Roth"), or after-tax basis, or any combination not to exceed 50% of their eligible pay. The total combined pre-tax and Roth contribution amounts cannot exceed the annual Internal Revenue Service (“IRS”) dollar limit ($18,000 in 2017). Employees age 50 and over may contribute additional pre-tax and/or Roth catch-up contributions ($6,000 in 2017) to the Plan. Certain highly compensated employees may be subject to more restrictive maximum deferrals, including no after-tax contributions. The Plan is required to return contributions received during the year in excess of the IRS limits. Refunds of employee contributions in excess of IRS or the Plan limits totaled $13,967 and $31,940 for the years ended December 31, 2017 and 2016, respectively. These refunds were distributed subsequent to December 31 and are recorded as a liability on the Statements of Net Assets Available for Benefits.

Contributions are made to the Plan by the Company on behalf of each eligible employee based upon their elected compensation deferral through payroll deductions. Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contribution, the Company’s contributions and the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses. Allocations are based on participant earnings or account balances, as defined. The Plan participant contributions are invested in one or more of the investment options, or the Andeavor Common Stock Fund (the “Andeavor Stock Fund”), at the option of the participant. The Plan participants may elect a Roth 401(k) contribution option, allowing participants to make contributions on an after-tax basis. Under the Roth 401(k) option, accumulated investment earnings on contributions are tax free to the participant on qualified distributions.

Employer Contributions
For the year ended December 31, 2017, the Plan allows for a Company match on the first 6% of base pay, for those contributing on either a pre-tax or Roth basis to the Plan, including catch-up contributions. Regular after-tax contributions, contributions on bonus pay and contributions on unscheduled overtime pay were not matched by the Company. Matching contributions made to the Plan from participants who have more than a year of service are designated safe-harbor contributions. The Company’s matching contributions are invested in one or more of the investment options, or the Andeavor Stock Fund, at the option of the participant.

The Company provides for a profit-sharing contribution to the Plan. This discretionary contribution, calculated as a percentage of employee’s base pay based on a pre-determined target for the calendar year, can range from 0% to 4% based on actual performance. Contributions will normally be made following the performance year. All employees eligible for the Plan who are employed on December 31st of the year the results are achieved are qualified to receive this contribution, even if they are not contributing to the Plan. If a participant does not make a deferral election, the default contribution will be to the participant’s age appropriate lifecycle fund. The Company approved a profit-sharing contribution in the amount of 1% of base pay for 2017. The 2017 discretionary profit-sharing contribution to the Plan of $6,890,804 was contributed by the Company in 2018, and is reflected as an employer contribution receivable on the Statements of Net Assets Available for Benefits. A profit-sharing contribution was not made for 2016.

Vesting
Employees are fully vested at all times in their participant, safe-harbor matching and Company non-elective contributions. Company matching contributions and any related earnings are 100% vested after one year of service. Upon voluntary termination of employment prior to normal retirement for reasons other than disability or death, an employee will be entitled to the total of his or her participant contributions to the Plan and the vested portion of the Company contributions made to the employee’s account. Generally, vesting service begins with the employment date and ends upon termination of service with the Company.

Andeavor 401(k) Plan 2017 | 7

Notes to Financial Statements

Forfeitures
Upon termination of service, a participant’s nonvested portion of the Company’s matching contribution may be used to reduce future employer contributions or to pay reasonable administrative expenses. At December 31, 2017 and 2016, the forfeited nonvested account balance was $211,533 and $83,101, respectively. This account balance includes forfeited nonvested amounts, as well as uncashed stale-dated check amounts. The administrative expenses paid through the forfeited nonvested account were $53,382 during the year ended December 31, 2017.

Revenue Sharing
Under the Plan, certain funds offer revenue sharing. During the year ended December 31, 2017, revenue sharing credits in the amounts of $433,527 were used to pay administrative expenses of the Plan.

Investment Options
Participants may elect to invest in certain investment options offered under the Plan. Participants may change the percentage they contribute and the investment direction of their contributions and related company matches. The investment menu is comprised of target date funds, actively managed funds, index funds and the Andeavor Stock Fund.

Loans
Generally, participants can borrow up to the lesser of $50,000 or one half of their vested account balance from the Plan with a minimum loan of $1,000. Such loans are secured by the participant’s vested account balance and bear interest at the prime rate plus 1%. Outstanding loans at December 31, 2017 incur interest at rates between 4.25% and 9.75% for the Plan. The Plan allows for new loans with original terms of six months to five years. Upon termination of employment, the loan repayment may continue at the election of the participant. If payments are in default, the unpaid loan balance will be treated as a distribution to the participant.

Payment of Benefits
Upon termination of employment, involuntary layoff, retirement, disability or death, the participant or the participant’s beneficiary will be provided the opportunity to request a distribution from the Plan. The Plan permits at-will withdrawals of the after-tax employee contributions. Any hardship withdrawals from amounts constituting the before-tax employee contribution will result in a six-month suspension of further contributions.

Administrative Expenses
The Plan allows for the payment of administrative expenses by either the Plan or the Company. Forfeited nonvested accounts and revenue sharing credits are used to pay administrative fees. Any additional fees are paid by the Company, except for those related to participant loans or withdrawals.

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Acquisitions
In September 2016, the Company acquired Virent, Inc. Assets and loans associated with qualified defined contribution plans were transfered into the Plan during 2017 as disclosed on the Statement of Changes in Net Assets Available for Benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits
As of December 31, 2017 and 2016, there were no participant initiated withdrawals from the Plan that had not been distributed. Benefit payments are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments, and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Note 3 - Fair Value Measurements

Financial assets and financial liabilities are classified according to the fair value hierarchy. Financial assets and liabilities classified as level 1 instruments are valued based on quoted prices in active markets for identical assets and liabilities. Level 2 instruments are valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the level of the input that is significant to the fair value measure in its entirety. The Plan does not have any financial assets or liabilities classified as level 2 or level 3 at December 31, 2017 or 2016.

The Andeavor Stock Fund value is based upon the underlying Andeavor common stock closing price reported on the active market on which the individual security is traded and is categorized as level 1. Shares of mutual funds are valued using quoted market prices from national securities exchanges, which represent shares held by the Plan at year-end and are valued as level 1 fair value assets. The Plan's common/collective trust funds are measured at fair value, using Net Asset Value ("NAV") as a practical expedient, and have been excluded from the fair value hierarchy in accordance with Accounting Standards Update 2015-07.

Plan Assets at Fair Value

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Andeavor Stock Fund	$263,540,232	$—	$—	$263,540,232
Mutual Funds	1,068,113,411	—	—	1,068,113,411
Plan Assets Measured at Fair Value	$1,331,653,643	$—	$—	$1,331,653,643
Common/collective Trust Funds Measured at NAV(1)				76,020,511
Total Plan Assets				$1,407,674,154

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Andeavor Stock Fund	$237,852,172	$—	$—	$237,852,172
Mutual Funds	796,043,858	—	—	796,043,858
Plan Assets Measured at Fair Value	$1,033,896,030	$—	$—	$1,033,896,030
Common/collective Trust Funds Measured at NAV(1)				116,083,822
Total Plan Assets				$1,149,979,852

Andeavor 401(k) Plan 2017 | 8

Notes to Financial Statements

(1)	Common Collective Trust Funds
_____________________________________________________________________________________________________________

Common Collective Trust Name	Investment Objective	Types of Investments	Restrictions
Artisan International Growth Trust Fund	Seek long-term capital growth	Publicly traded corporate equities, including common and preferred stocks, warrants, and depository receipts, of non-U.S. companies across a broad capitalization range	No restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plan for withdrawal
Boston Partners Large Cap Value Equity Fund	Outperform its benchmark index, the Russell 1000 Value Index
Equity securities of U.S. and non-U.S. issuers, including, without limitation, American Depository Receipts on non-U.S. issuers, that are denominated in U.S. dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over-the-counter market
No restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plan for withdrawal

Note 4 - Exempt Party-In-Interest Transactions

Certain investments of the Plan are shares of mutual funds managed by Fidelity, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held the following shares of common stock of the Company.

Shares and Cost of Common Stock of the Company Held by the Plan

	December 31,
	2017	2016

Number of shares	2,269,665	2,658,406
Cost basis of shares	$128,932,564	$144,504,844
Note 5 - Federal Income Tax Status

The Plan received a determination letter from the IRS on December 8, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the most recent determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. Currently, the 2016 and 2015 plan years are under audit by the IRS.

Note 6 - Risks and Uncertainties

The Plan provides for investments in various securities through investment funds offered to participants, including but not limited to, various mutual funds and equity of the Company, among others. Investment securities, in general, are exposed to various risks such as interest rate, credit, liquidity and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Andeavor 401(k) Plan 2017 | 9

Schedule of Assets

Andeavor 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at end of Year)
As of December 31, 2017
EIN: 95-0862768

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock
*	Andeavor Stock Fund		**	$263,540,232
	Total Common Stock			263,540,232

	Mutual Funds
	Equities
*	Fidelity 500 Index Institutional		**	168,787,890
*	Fidelity Contrafund K		**	130,837,579
*	Fidelity Puritan K		**	73,500,185
	Total Large Capital Equity Funds			373,125,654
*	Fidelity Extended Market Index Advantage		**	67,247,133
	Westwood SMidCap Institutional		**	29,433,248
	William Blair SMid Cap Growth I		**	36,977,860
*	Fidelity Strategic Real Return Fund		**	1,052,985
	Total Small/Mid Capital Equity Funds			134,711,226
*	Fidelity International Index Institutional		**	75,866,216
	Total International Equity Funds			75,866,216
	Target Date Funds
*	Fidelity Freedom Index Income IPR		**	2,440,856
*	Fidelity Freedom Index 2005 IPR		**	704,640
*	Fidelity Freedom Index 2010 IPR		**	473,724
*	Fidelity Freedom Index 2015 IPR		**	7,967,686
*	Fidelity Freedom Index 2020 IPR		**	37,218,337
*	Fidelity Freedom Index 2025 IPR		**	45,400,250
*	Fidelity Freedom Index 2030 IPR		**	43,084,494
*	Fidelity Freedom Index 2035 IPR		**	42,723,348
*	Fidelity Freedom Index 2040 IPR		**	35,762,017
*	Fidelity Freedom Index 2045 IPR		**	40,247,925
*	Fidelity Freedom Index 2050 IPR		**	37,589,631
*	Fidelity Freedom Index 2055 IPR		**	8,014,760
*	Fidelity Freedom Index 2060 IPR		**	2,381,416
	Total Target Date Funds			304,009,084

Andeavor 401(k) Plan 2017 | 10

Schedule of Assets

	Fixed Income
	Vanguard Total Bond Market Index Institutional		**	68,331,573
	PIMCO Total Return Institutional		**	33,177,610
	Vanguard Federal Money Market Fund		**	61,595,584
	Vanguard Inflation-Protected Securities Institutional Fund		**	11,748,863
	Vanguard Short-Term Bond Index Fund		**	5,547,601
	Total Fixed Income Funds			180,401,231
	Common Collective Trust Funds
	Artisan International Growth Trust Fund		**	38,786,806
	Boston Partners Large Cap Value Equity Fund		**	37,233,705
	Total Common Collective Trust Funds at Net Asset Value			76,020,511

*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 9.75%	**	33,785,403
	Total			$1,441,459,557

*	Indicates party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Andeavor 401(k) Plan 2017 | 11

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Andeavor Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 18, 2018

Andeavor 401(k) Plan

By:	/s/ WENDY L. SALMON
Wendy L. Salmon
Chairman of the Andeavor Employee Benefits Committee

Andeavor 401(k) Plan 2017 | 12

Exhibit Index

Exhibit Number	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Andeavor 401(k) Plan.

Andeavor 401(k) Plan 2017 | 13